EXHIBIT B


                  RESOLVED, that the Board of Managers (the "Board") of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Fund"), including a majority of the managers who are not "interested persons," as defined by the Investment Company Act of 1940 Act (the "1940 Act"), as amended, of the Fund (the "Independent Managers"), hereby determines that the fidelity bond (the "Fidelity Bond") issued by St. Paul Fire and Marine Insurance Company, covering any employee of the "insureds," as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 of the 1940 Act, in the amount of $1,150,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Fund and the other named insureds; and further

                  RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Fund not been named as a joint insured in the Fidelity Bond, plus (ii) such other amounts of coverage that other insured parties would have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and further

                  RESOLVED, that the Board, including a majority of the Independent Managers, hereby approves the proposed Fidelity Bond and authorizes the payment by the Fund of the annual premium on the Fidelity Bond in an amount not to exceed in the aggregate $5,000, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and further

                  RESOLVED, that in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any additional premium payable on the Fidelity Bond among the Fund and the other named insureds based on their relative assets; and further

                  RESOLVED, that the Fund is hereby authorized to enter into a Joint Insured Agreement among the Fund and each of the Robeco-Sage Triton Fund, L.L.C., Robeco-Sage Multi-Strategy Fund, L.L.C., Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C., Robeco-Sage Multi-

                  Strategy Institutional Fund, L.L.C., Robeco-Sage Multi-Strategy Master Fund, L.L.C. and Robeco-Sage Multi-Strategy TEI Master Fund L.L.C. (together, the "Existing Funds"), reflecting the terms discussed at the meeting, including setting forth of certain rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by both of the named insureds; and further

                  RESOLVED, that Timothy J. Stewart, or any officer of the Fund, be, and hereby is, designated to make all filings with the SEC and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

                  RESOLVED, that the proper officers of the Fund be, and hereby are, authorized and directed, in the name and on behalf of the Fund, to execute the proposed joint insured agreement of the Fund and the Existing Funds, with such changes as the proper officers of the Fund, in consultation with counsel, may determine to be necessary or appropriate.